Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 4 DATED OCTOBER 3, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 26, 2019, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Controlled Subsidiary Investment – Jax2 JV LLC - Regency Property

On June 6, 2016, we directly acquired ownership of a “majority-owned subsidiary”, Jax2 JV LLC (the “RSE Jacksonville Controlled Subsidiary”), for a purchase price of $14,455,000, which was the initial stated value of our equity interest in the RSE Jacksonville Controlled Subsidiary (the “RSE Jacksonville Investment”). The RSE Jacksonville Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 679 units located in Jacksonville, FL, with one asset located at 4083 Sunbeam Road, Jacksonville, FL 32257 (the “Mandarin Property”), and the second asset located at 1251 Beacon Point Drive, Jacksonville, FL 32246 (the “Regency Property”, and, together with the Mandarin Property, the “RSE Jacksonville Properties”). The investment strategy for both properties was to: 1) renovate exterior common areas and interior unit finishes; 2) subsequently, increase rents; and 3) pursue additional fee-income where feasible.

 The 1-U filing for our initial acquisition of an equity interest in the RSE Jacksonville Controlled Subsidiary can be found here. On March 21, 2017, we provided an update on renovation progress at the Mandarin Property, which can be found here. On March 6, 2018, we filed performance projections for the RSE Jacksonville Controlled Subsidiary and RSE Jacksonville Properties, which can be found here. On May 14, 2018, the RSE Jacksonville Controlled Subsidiary secured incremental debt financing, the details of which can be found here. On August 30, 2019, the RSE Jacksonville Controlled Subsidiary sold the Mandarin Property; the details of the asset sale can be found here.

On September 27, 2019, the RSE Jacksonville Controlled Subsidiary sold the Regency Property for a sales price of approximately $17,550,000.  Proceeds from the sale totaled approximately $3,280,000, net of repayment of the $11,050,000 of outstanding principal on the senior loan, an approximately $2,480,000 prepayment penalty on the loan, and closings costs of approximately $600,000.  Approximately $140,000 was also withheld by the RSE Jacksonville Controlled Subsidiary for any property-level expenses invoiced after closing. Pursuant to the agreements governing the RSE Jacksonville Investment, we received a corresponding cash flow distribution of approximately $1,402,000 from the RSE Jacksonville Controlled Subsidiary, yielding an internal rate of return of approximately 23.9%.

This completes the sale of the RSE Jacksonville Properties and, hence, the liquidation, with the exception of the hold backs for invoices received post-closing, of the RSE Jacksonville Investment.